

December 21, 2023

David Obstler
Chief Financial Officer
Datadog, Inc.
620 8th Avenue
45th Floor
New York, NY 10018

      Re: Datadog, Inc.
           Form 10-K for the Year Ended December 31, 2022
           File No. 001-39051

Dear David Obstler:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Jane Munger